SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
March 2, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published February 26 and March 2, 2007.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
February 26, 2007	Press Release	Information from Skanska AB's Nomination Committee	law and by the listing agreement with Stockholm Stock Exchange
March 2, 2007	Press Release	Årsstämma i Skanska AB	law and by the listing agreement with Stockholm Stock Exchange

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Press Release

February 26, 2007

Information from Skanska AB's Nomination Committee

In advance of Skanska's Annual Shareholders' Meeting on April 3, 2007, Skanska's Nomination Committee has informed that it proposes re-election of Board members Jane Garvey, Stuart Graham, Finn Johnsson, Curt Källströmer, Sverker Martin-Löf, Anders Nyrén and Lars Pettersson. Sir Adrian Montague and Matti Sundberg are proposed to be elected as new Board members. The Nomination Committee also proposes re-election of Sverker Martin-Löf as Chairman of the Board of Directors.

Sir Adrian Montague is chairman of several British companies in the energy- and financial sectors. He has long experience from privately-financed projects for the British Government.

Matti Sundberg is a member of the Board of Directors of e.g. Boliden AB, SSAB and sales companies within Scania. He has previously served as President for Metso, Valmet and Ovako Steel Oy.

Board members Roger Flanagan and Ulrika Francke have declined re-election.

The Nomination Committee's other proposals will be presented in the notice to the Annual Shareholders' Meeting.

The Nomination Committee comprises: Carl-Olof By, Chairman of the Nomination committee and representing Industrivärden, Håkan Sandberg representing Handelsbanken and Handelsbanken's pension foundations, Jan-Erik Eurenius representing AMF Pension and AMF Fonder, KG Lindvall representing Robur Fonder, Conny Karlsson representing SEB Fonder, and Sverker Martin-Löf, Chairman of the Board of Directors of Skanska AB.

For further information please contact:

Carl-Olof By, Chairman of the Election Committee, tel +46 8 666 64 00
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Årsstämma i Skanska AB

ıska AB (publ) kallas härmed till årsstämma tisdagen den 3) på Hotel Rival, Mariatorget 3, Stockholm. Dörrarna till Hotel 4.30.

Aktieäg april

Anmälan m m

önskar deltaga i årsstämman skall
örd i den av VPC AB förda aktieboken onsdagen den 28 mars 2007
sitt deltagande till bolaget under adress:

Juridik

on 08-753 88 14, kl 10 – 16
08-753 37 52
r e-post bolagsstamma@skanska.se
ıer via www.skanska.se

Vid anmälan skall uppges namn, personnummer (organisationsnummer), adress och telefonnummer samt antalet eventuella biträden. Om deltagande sker genom ombud eller ställföreträdare skall fullmakt, registreringsbevis eller andra behörighetshandlingar insändas till bolaget i god tid före stämman.
Anmälan skall vara bolaget tillhanda senast kl 12.00 onsdagen den 28 mars 2007.
Anmälda stämmodeltagare kommer att erhålla ett inträdeskort, som medtages och uppvisas vid ingången till stämmolokalen.

Aktieägare som låtit förvaltarregistrera sina aktier måste, för att äga rätt att deltaga i stämman, tillfälligt inregistrera aktierna i eget namn hos VPC. Sådan omregistrering bör begäras i god tid före den 28 mars 2007 hos den bank eller fondhandlare som förvaltar aktierna.

Styrelsens fullständiga förslag till beslut under punkten 16 kommer att hållas tillgängligt på bolagets kontor, Råsundavägen 2, Solna, Koncernstab Juridik, samt på bolagets hemsida, www.skanska.se, från och med den 2 mars 2007.
Redovisningshandlingar och revisionsberättelse kommer att hållas tillgängliga för aktieägarna på bolagets hemsida från och med den 9 mars 2007 samt på ovan angivna adress från och med den 15 mars 2007. Styrelsens yttrande enligt 18 kap 4 § aktiebolagslagen (2005:551) angående förslaget till vinstutdelning ingår i förvaltningsberättelsen.

VD:s anförande under punkt 7 på dagordningen kommer att hållas på engelska. Anförandet kommer att simultantolkas till svenska.

Förslag till dagordning

1. Stämmans öppnande.
2. Val av ordförande vid stämman.
3. Upprättande och godkännande av röstlängd.
4. Godkännande av dagordning.
5. Val av två personer att jämte ordföranden justera protokollet.
6. Prövning av om stämman blivit behörigen sammankallad.
7. Anförande av styrelsens ordförande om styrelse- och ledningsfrågor. Därefter anförande av verkställande direktören om verksamheten.
8. Framläggande av årsredovisning och revisionsberättelse för år 2006 samt koncernredovisning och koncernrevisionsberättelse för år 2006.
9. Beslut om fastställelse av resultat- och balansräkningen samt koncernresultat- och koncernbalansräkningen.
10. Beslut om dispositioner beträffande bolagets vinst enligt den fastställda balansräkningen samt fastställande av avstämningsdag för utdelningen.
11. Beslut om ansvarsfrihet för styrelseledamöterna och verkställande direktören.
12. Bestämmande av antalet styrelseledamöter och styrelsesuppleanter som skall väljas av stämman.
13. Bestämmande av styrelse- och revisorsarvoden.
14. Val av ledamöter och suppleanter i styrelsen samt val av styrelseordförande.
15. Beslut om hur ledamöter av valberedningen skall utses.
16. Beslut om riktlinjer för lön och annan ersättning till ledande befattningshavare.
17. Stämmans avslutande.

Beslutsförslag

Punkt 2 Val av ordförande vid stämman
Valberedningen föreslår att advokat Sven Unger väljs till ordförande vid stämman.

Punkt 10 Utdelning och avstämningsdag
Styrelsen föreslår en ordinarie utdelning om 4,75 kronor per aktie samt en extrautdelning om 3,50 kronor per aktie för räkenskapsåret 2006. Som avstämningsdag för utdelningen föreslås den 10 april 2007. Beslutar stämman enligt förslaget beräknas utdelningen komma att utsändas av VPC den 13 april 2007.

Valberedningens förslag under punkterna 12 -15

Punkt 12 Valberedningens förslag: Nio ordinarie ledamöter och inga suppleanter.

Punkt 13 Valberedningens förslag: Arvode till styrelsens ordförande föreslås utgå med 1 275 000 kronor och till övriga stämmovalda ledamöter, som inte är anställda i koncernen, med 425 000 kronor vardera. För kommittéarbete föreslås

ett särskilt anslag utgå med 125 000 kronor till var och en av ledamöterna i projektkommittén, 75 000 kronor till var och en av ledamöterna i revisionskommittén och 50 000 kronor till var och en av ledamöterna i ersättningskommittén. Förslaget till ersättningar för kommittéarbete gäller inte styrelseledamöter som är anställda i koncernen. Arvode till revisor föreslås utgå enligt godkänd räkning.

Punkt 14 Valberedningens förslag: Omval av Jane Garvey, Stuart Graham, Finn Johnsson, Curt Källströmer, Sverker Martin-Löf, Anders Nyrén och Lars Pettersson samt nyval av Sir Adrian Montague och Matti Sundberg. Roger Flanagan och Ulrika Francke har avböjt omval.

Sir Adrian Montague är styrelseordförande i flera brittiska bolag inom energi- och finanssektorerna. Han har en lång erfarenhet av privatfinansierade projekt bland annat för den brittiska regeringen. Matti Sundberg är styrelseledamot bland annat i Boliden AB, SSAB och försäljningsbolag inom Scania. Han har tidigare varit VD för Metso, Valmet och Ovako Steel Oy.

Valberedningen föreslår att stämman omväljer Sverker Martin-Löf till ordförande i styrelsen.

Information om föreslagna styrelseledamöter samt redogörelse för valberedningens arbete finns på bolagets hemsida, www.skanska.se.

Punkt 15 Valberedningens förslag: Mandat för styrelsens ordförande att erbjuda de tre till fem röstmässigt största aktieägarna, att vardera utse en representant att jämte ordföranden utgöra valberedning för tiden intill dess att ny valberedning utsetts enligt mandat från nästa stämma. Med de största aktieägarna avses de av VPC registrerade och ägargrupperade aktieägarna per den 31 augusti 2007. Om det på grund av därefter inträffade ägarförändringar bedöms lämpligt, äger valberedningen erbjuda ytterligare en eller två aktieägare plats i valberedningen, så att det sammanlagda antalet ledamöter uppgår till högst sex. Valberedningen skall utse ordförande från den röstmässigt störste aktieägaren. Lämnar ledamot valberedningen innan dess arbete är slutfört skall, om så bedöms erforderligt, ersättare utses av samme aktieägare som utsett den avgångne ledamoten eller, om denne aktieägare inte längre tillhör de tre till fem röstmässigt största aktieägarna, av den nye aktieägare som tillhör denna grupp. Valberedningens ledamöter skall inte uppbära arvode. Eventuella omkostnader som uppstår i samband med valberedningens arbete skall ersättas av bolaget. Namnen på ledamöterna i valberedningen skall offentliggöras senast sex månader före årsstämman 2008.

Valberedningen föreslår att årsstämman ger valberedningen uppdraget att inför årsstämman 2008 lägga fram förslag i följande ärenden:

- Förslag till stämmoordförande
- Förslag till antal styrelseledamöter och styrelsesuppleanter
- Förslag till styrelseledamöter
- Förslag till styrelseordförande

- Förslag till styrelsearvoden till ordföranden och var och en av övriga stämmovalda ledamöter
- Förslag till ersättning till var och en av stämmovalda ledamöter i styrelsens kommittéer
- Förslag till revisorsarvode
- Förslag till principer för hur valberedningens ledamöter skall utses

Punkt 16 Förslag till riktlinjer för lön och annan ersättning till ledande befattningshavare

Styrelsens förslag till riktlinjer för lön och annan ersättning till ledande befattningshavare innebär i huvudsak att den sammanlagda ersättningen skall vara marknadsmässig och konkurrenskraftig och att framstående prestationer skall reflekteras i den totala ersättningen. Förmånerna skall utgöras av fast lön, eventuell rörlig ersättning, övriga sedvanliga förmåner och pension. Rörlig ersättning skall kunna ges ut i kontanter och/eller aktier och den skall vara maximerad och relaterad till den fasta lönen. Tilldelning av aktier skall kräva tre års intjäningsperiod och skall ingå i ett långsiktigt incitamentsprogram. Den rörliga ersättningen skall baseras på utfallet i förhållande till uppsatta mål och sammanfalla med aktieägarnas intressen. Pensionsförmåner skall vara antingen förmåns- eller avgiftsbestämda samt normalt ge rätt att erhålla pension vid 65 års ålder. Rörlig ersättning skall i huvudsak inte vara pensionsgrundande. Styrelsen får frångå riktlinjerna, om det i ett enskilt fall finns särskilda skäl för det.

Övrig information

Valberedningen har bestått av Carl-Olof By, ordförande i valberedningen och representerande AB Industrivärden, Håkan Sandberg representerande Handelsbanken och Handelsbankens Pensionsstiftelse, Jan-Erik Erenius representerande AMF Pension och AMF Fonder, KG Lindvall representerande Robur Fonder, Conny Karlsson representerande SEB Fonder samt Sverker Martin-Löf, styrelseordförande i Skanska AB.

Solna i mars 2007
Styrelsen

SKANSKA (logga)

END